                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1933
                              (Amendment No. ___)*




                                 Celeritek, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    150926103
                                 (CUSIP Number)

        Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                               (Tel) 310-440-1094
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 11, 2003
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


----------------------------
CUSIP NO.          150926103
----------------------------

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities Only)
         Lloyd I. Miller, III.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)

         See Item 12.                                                (B)    X

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3        SEC USE ONLY

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4        SOURCE OF FUNDS*
         PF, OO (See Item 3)
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
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                                 7      SOLE VOTING POWER
                                        190,800
                                 -----------------------------------------------

         NUMBER OF               8      SHARED VOTING POWER
          SHARES                        41,300
       BENEFICIALLY              -----------------------------------------------
         OWNED BY
           EACH                  9      SOLE DISPOSITIVE POWER
         REPORTING                      190,800
          PERSON                 -----------------------------------------------
           WITH
                                 10     SHARED DISPOSITIVE POWER
                                        41,300
-------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         232,100
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                            X
         See Item 4.
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.9 %
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
         IN-IA-OO (See Item 3)
--------------------------------------------------------------------------------

                         ORIGINAL REPORT ON SCHEDULE 13D


ITEM 1.           SECURITY AND ISSUER
                  -------------------

         This statement relates to the Common Stock, no par value (the "Shares") of Celeritek, Inc. (the "Company"). The Company's address is 3236 Scott Blvd., Santa Clara, CA 95054.

ITEM 2.           IDENTITY AND BACKGROUND
                  -----------------------

         This statement is filed by Lloyd I. Miller, III (the "Reporting Person" and/or "Miller"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller's principal occupation is investing in assets held by Miller on his own behalf and on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding or party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Miller is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS
                  --------------------------------------------------

         This schedule 13D is not being filed as a result of any acquisition of Shares (see Item 4 below), however the source of funds for the Reporting Person's beneficial ownership in the Shares that have not been disclaimed are described below.

         Miller is the advisor to Trust A-4 and Trust C (the "Trusts"). Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement") (attached hereto as Exhibit 99.1 and incorporated herein by reference). Miller was named as advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the Trustee named in the Trust Agreement. Such appointment became effective on April 22, 1990, the date of death of Lloyd I. Miller, the Grantor of the Trusts. All of the Shares purchased by Miller as advisor to the Trusts were purchased by funds generated and held by the Trusts at various times and at various prices.

         Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the managing general partner of Milfam II, L.P. a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II, L.P. (the "Partnership Agreement"), dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the managing general partner of Milfam II, L.P. were purchased at various times and various prices with money contributed to Milfam II, L.P. by its partners, or money generated and held by Milfam II, L.P. The Operating Agreement and the Partnership Agreement are hereby attached hereto as Exhibits
99.2 and 99.3 respectively, and are incorporated herein by reference.

         All of the Shares purchased by Miller on his own behalf were purchased with personal funds generated and held by Miller at various times and at various prices.

         Miller is the trustee for certain generation skipping trusts (each a "GST") including Catherine Miller GST, Lloyd Crider GST and Kimberly Miller GST (collectively, the "GST's"). All of the Shares Miller is deemed to beneficially own as the trustee for the GST's were purchased at various times and various prices with money generated and held by the GST's. Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act ("UGMA") for Alexandra Miller ("Alexandra UGMA") and for Lloyd I. Miller, IV ("Lloyd IV UGMA" and together with the Alexandra UGMA the "Miller UGMA's"). All of the Shares Miller is deemed to beneficially own as trustee of the Miller UGMA's were purchased with money held by the Miller UGMA's at various times and at various prices.

         Lloyd I. Miller LLC ("LLC") is a Limited Liability Company of which Miller has sole control. All of the Shares Miller is deemed to beneficially own through LLC were purchased with money which was generated and held by LLC.

ITEM 4.           PURPOSE OF THE TRANSACTION
                  --------------------------

         This Schedule 13D relates to the Reporting Person's agreement to participate in calling a special meeting of the shareholders of the Company for the purposes of removing the current members of the Company's board of directors (the "Current Board") and replacing them with certain individuals (the "Slate") nominated by certain members of the Celeritek Shareholder Protective Committee (the "Committee"), of which the Reporting Person is a member. Because the Reporting Person is a member of the Slate, he has also agreed to serve as a director of the Company if elected. However, Miller expressly disclaims beneficial ownership of shares of the Company's common stock held by the other members of the Slate and the Committee. The filing of this Schedule 13D should not be construed as an admission that the Reporting Person is the beneficial owner of any securities not reported in Item 11 above.

         On February 27, 2003, Miller agreed to participate in the Committee. The initial members of the Committee include the Reporting Person, B. Riley and Co. Inc., B. Riley and Co. Holdings, LCC, Kevin Douglas, an individual, and Bricoleur Capital Management. The Committee was formed, among other reasons, because of concerns that the Current Board has taken steps to entrench itself and has shown disinterest in maximizing shareholder value.

         After discussions with the Current Board, certain members of the Committee determined that they could not wait until the Company's annual meeting to determine the Current Board's response to the Committee's request to redeem a "poison pill". By letter agreement dated on March 11, 2003 (the "Letter Agreement") (attached hereto as Exhibit 99.4 and incorporated herein by reference), the Reporting Person and other members of the Committee agreed to call a special meeting of the stockholders of the Company for the purposes of removing the Current Board and installing the Slate as new members of the board of directors of the Company and for the purposes of voting their shares in support of the Slate. The Letter Agreement does contemplate that its signatories can withdraw at any time in the future, and the Reporting Person reserves the right to such withdrawal. In addition to the Reporting Person's participation in calling a special meeting, he has also agreed by letter dated on March
11, 2003 (the form of which is attached hereto as Exhibit 99.5 and incorporated herein by reference) to be named as a nominee and to serve on the board of directors of the Company if elected (the "Nomination Letter Agreement"). On March 12, 2003, the Committee delivered to the secretary of the Company a request to call a special meeting.

         On February 27, 2003, a proposal was submitted on behalf of the Reporting Person for inclusion in the Company's Annual Meeting Proxy Statement to amend the Company's bylaws to, among other things, require that the chairman of the board of directors be an outside director (which proposal is attached hereto as Exhibit 99.6 and incorporated herein by reference).

         The Reporting Person filing this report is examining all of his options with respect to the possibility of taking actions that he believes will, in addition to or instead of those described above, enhance stockholder value. Such actions may include (a) requesting a list of stockholders and information regarding the Company, (b) proposing that management pursue a financial transaction to return value to the stockholders (including a stock repurchase program, merger, reorganization, asset sale or liquidation), and (c) encouraging or leading a proxy contest to change the Company's board of directors to individuals who would duly consider and, if appropriate, vote to implement the actions discussed above. Any such actions could relate to or result in one or more of the matters referenced in paragraphs (a) through (j) of Item 4 of
Schedule 13D. However, it should not be assumed that the Reporting Person will take any of the foregoing actions.

         The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company owned by him, in each case in the open market or in privately negotiated transactions, or (c) formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER
                  ------------------------------------

         (a) Miller is deemed to beneficially own 232,100 Shares (1.9% of the outstanding Shares, based on 12,340,644 Shares outstanding as of January 31, 2003 pursuant to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2002). As of the date hereof, 19,300 of such beneficially owned Shares are owned of record by Trust A-4; 20,500 of such beneficially owned Shares are owned of record by Trust C; 174,500 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 6,500 of such beneficially owned Shares are owned of record by Alexandra UGMA; 1,500 of such beneficially owned Shares are owned of record by Lloyd IV UGMA; 3,400 of such beneficially owned Shares are owned of record by Catherine Miller GST; 3,400 of such beneficially owned Shares are owned of record by Kimberly Miller GST; 1,500 of such beneficially owned Shares are owned of record by Lloyd Crider GST and 1,500 of such beneficially owned Shares are owned of record by LLC.

         (b) Miller has or may be deemed to have shared voting power and shared dispositive power for all such Shares held of record by the Trusts and Lloyd Crider GST and sole voting power and sole dispositive power for all such Shares held of record by Milfam II, L.P., Alexandra UGMA, Catherine Miller GST, Kimberly Miller GST, LLC and Lloyd IV UGMA (see Item 6).

         (c) The following table details the purchase of shares that were effected during the past 60 days:

                                   TRUST A-4
-----------------------------------------------------------------------------
DATE OF TRANSACTION       NUMBER OF SHARES PURCHASED       PRICE PER SHARE
-----------------------------------------------------------------------------
     1/27/2003                       2,500                      $6.40
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

------------------------------------------------------------------------------
                                  MILFAM II, L.P.
------------------------------------------------------------------------------
   DATE OF TRANSACTION      NUMBER OF SHARES PURCHASED       PRICE PER SHARE
------------------------------------------------------------------------------
        1/21/2003                     25,000                      $6.44
------------------------------------------------------------------------------
        1/22/2003                     25,000                      $6.44
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        1/27/2003                      2,500                      $6.40
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        1/28/2003                     35,000                      $6.39
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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.
                  --------------------------------------------------------------

         The Trust Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference, provides:

         The Trustee shall not make any investments, reinvestments or changes in investments of the assets of Trust A without first consulting with and obtaining the advice of the advisor. The Trustee need not act in accordance with the advice and counsel of the advisor, but if it does so, the Trustee shall not be liable to any person for or as a result of any action or failure to act if in accordance with such advice and counsel. The Trustee need not obtain the advice and counsel of the advisor if the Trustee requests such advice and counsel in writing and if the advisor fails to reply to the Trustee within five days from the date of such request by telephone, telegram, mail or in person.

         The Operating Agreement, which is attached hereto as Exhibit 99.2 and incorporated herein by reference, provides:

         While Lloyd I. Miller, III serves as manager, he shall have complete control over all of the affairs of Milfam LLC and need not seek the consent or approval of any Member with respect to any action.

         The Milfam II Partnership Agreement, which is attached hereto as
Exhibit 99.3 and incorporated herein by reference, provides:

         The General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam II, L.P. and to make all decisions regarding the affairs of Milfam II, L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of Partnership Property and interest therein when and upon such terms as it determines to be in the best interest of the Milfam II, L.P. The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.

         The Letter Agreement, which is attached hereto as Exhibit 99.4 and incorporated herein by reference, provides:

         Once we sign the enclosed letter, we will all have agreed, not only to call the meeting, but to support the nominees. Obviously, one or more of us could withdraw at some future point . . . .

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS:
                  ----------------------------------

       Exhibit    Document
       -------    --------

         99.1 Amended and Restated Trust Agreement, dated September 20, 1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio) (Filed as Exhibit 99.1 to Schedule 13D of Lloyd I. Miller, III for FairMarket, Inc. filed February 13, 2002 and incorporated herein by reference).

         99.2 Operating Agreement of Milfam LLC, dated December 10, 1996 (Filed as Exhibit 99.2 to Schedule 13D of Lloyd I. Miller, III for FairMarket, Inc. filed February 13, 2002 and incorporated herein by reference).

         99.3 Milfam II, L.P. Partnership Agreement, dated December 11, 1996 (Filed as Exhibit 99.4 to Schedule 13D of Lloyd I. Miller, III for FairMarket, Inc. filed February 13, 2002 and incorporated herein by reference).

         99.4     Letter Agreement dated March 11, 2003 (Filed as Exhibit D to
                  Schedule 13D of Bricoleur Capital Management LLC for Celeritek, Inc. filed March 21, 2003 and incorporated herein by reference).

         99.5*    Nomination Letter Agreement dated March 11, 2003.

         99.6 Proposal of Lloyd I. Miller, III for Inclusion in Celeritek, Inc.'s Annual Meeting Proxy Statement dated February 27, 2003 (Filed as Exhibit B to Schedule 13D of Bricoleur Capital Management LLC for Celeritek, Inc. filed March 21, 2003 and incorporated herein by reference).

         -----------------------

         * Filed herewith.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 25, 2003





                                            By:   /s/ Lloyd I. Miller, III
                                                  -------------------------
                                                  Lloyd I. Miller, III

                                  EXHIBIT INDEX


         Exhibit                         Document
         -------                         --------


         EX-99.1 Amended and Restated Trust Agreement, dated September 20, 1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio) (Filed as Exhibit 99.1 to Schedule 13D of Lloyd I. Miller, III for FairMarket, Inc. filed February 13, 2002 and incorporated herein by reference).

         EX-99.2 Operating Agreement of Milfam LLC, dated December 10, 1996 (Filed as Exhibit 99.2 to Schedule 13D of Lloyd I. Miller, III for FairMarket, Inc. filed February 13, 2002 and incorporated herein by reference).

         EX-99.3 Milfam II, L.P. Partnership Agreement, dated December 11, 1996 (Filed as Exhibit 99.4 to Schedule 13D of Lloyd I. Miller, III for FairMarket, Inc. filed February 13, 2002 and incorporated herein by reference).

         EX-99.4  Letter Agreement dated March 11, 2003 (Filed as Exhibit D to
                  Schedule 13D of Bricoleur Capital Management LLC for Celeritek, Inc. filed March 21, 2003 and incorporated herein by reference).

         EX-99.5* Nomination Letter Agreement dated March 11, 2003.

         EX-99.6 Proposal of Lloyd I. Miller, III for Inclusion in Celeritek, Inc.'s Annual Meeting Proxy Statement dated February 27, 2003 (Filed as Exhibit B to Schedule 13D of Bricoleur Capital Management LLC for Celeritek, Inc. filed March 21, 2003 and incorporated herein by reference).

         -----------------------

         * Filed herewith.